                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                           Telewest Communications plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, par value 10 pence per share,
            represented by American Depositary Shares, each of which
                         represents ten Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  87956P 10 5*
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                            Tele-Communications, Inc.
                                5619 DTC Parkway
                            Englewood, Colorado 80111
                            Telecopy: (303) 488-3245

                                 with a copy to:

                             Charles Y. Tanabe, Esq.
                             Sherman & Howard L.L.C.
                       633 Seventeenth Street, Suite 3000
                                Denver, CO 80202
                                 (303) 299-8108
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



CUSIP NO. 87956P 10 5.

----------
*CUSIP No. 87956 10 5 relates to the American Depositary Shares.

                                  SCHEDULE 13D



CUSIP No. 87956P 10 5
----------------------



1      NAME OF REPORTING PERSON
       TELE-COMMUNICATIONS, INC.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       84-1260157

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |X|

------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       WC
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e): |_|

       Not Applicable
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------- -------- -------------------------------------------------
                      7        SOLE VOTING POWER
                               463,438,961*
     NUMBER OF
       SHARES        -------- --------------------------------------------------
    BENEFICIALLY      8        SHARED VOTING POWER
      OWNED BY                 926,877,921**
        EACH
     REPORTING        -------- -------------------------------------------------
       PERSON         9        SOLE DISPOSITIVE POWER
        WITH                   463,438,961*

                      -------- -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               926,877,921**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         926,877,921*
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|

         Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.20%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------

* Excludes up to a maximum of 180,000,000 Ordinary Shares of Telewest Communications plc ("Telewest") which, pursuant to certain conditions, may be acquired by MediaOne International Holdings, Inc. ("MediaOne International"), a wholly-owned subsidiary of MediaOne Group, Inc., pursuant to a letter agreement (the "Letter Agreement") with Southwestern Bell International Holdings (UK-1) Corporation. As described below certain of Tele-Communications' affiliates have rights of first refusal with respect to these shares as set forth in the Relationship Agreement referred to below.

** All of the subject shares (plus those which may be acquired pursuant to rights of first refusal arising out of the Letter Agreement) may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Tele-Communications, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to below. The filing of this Schedule 13D shall not be construed as an admission by Tele-Communications, Inc. that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

Item 1. Security and Issuer

     This Statement relates to the ordinary shares, par value 10 pence per share (the "Telewest Ordinary Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). The address of the principal executive offices of Telewest is Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, United Kingdom.

Item 2.  Identity and Background.

         This statement is filed on behalf of Tele-Communications, Inc. ("TCI"), a Delaware corporation.

         All shares issued by Telewest described herein as beneficially owned by TCI or its subsidiary are beneficially owned by TW Holdings, L.L.C., a Colorado limited liability company ("TW Holdings"). Fifty percent of TW Holdings is beneficially owned by United Artists Programming - Europe, Inc., a subsidiary of TCI ("UAP"), and 50% by affiliates of MediaOne Group, Inc., formerly named U S WEST, Inc. ("MediaOne Inc."). The shares beneficially owned by MediaOne Inc. are owned through its subsidiaries, MediaOne UK Cable, Inc. ("UK Cable") which owns approximately 45.6% of TW Holdings and MediaOne Cable Partnership Holdings, Inc., ("Cable Partnership") which owns approximately 4.4% of TW Holdings. MediaOne Inc., MediaOne International (as defined below), UK Cable and Cable Partnership are referred to collectively herein as "MediaOne."

         On September 10, 1998, MediaOne International Holdings, Inc. ("MediaOne International"), a subsidiary of MediaOne Inc., entered into a Letter Agreement (defined below) with Southwestern Bell International Holdings (UK-1) Corporation ("SBUK"), an affiliate of SBC Communications Inc., pursuant to which MediaOne International agreed to acquire up to 180,000,000 Telewest Ordinary Shares, subject to certain conditions. The Letter Agreement gives rise to UAP's right to negotiate to buy a portion of these shares as more fully described below.

         The name, business address, present principal occupation or employment, citizenship and the material occupation, position, offices or employments during the last five years of each current director and executive officer of TCI is set forth below.

              Directors, Executive Officers and Controlling Persons
                                       of
                        Tele-Communications, Inc. ("TCI")


DIRECTORS
---------

                                                                        Principal Business or
                            Principal Occupation &                      Organization in Which such
Name                        Business Address                            Employment Is Conducted
----                        -----------------------                     --------------------------
Donne F. Fisher             Consultant & Director of TCI; Business      Cable television &
                            Executive                                   telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

John W. Gallivan            Director of TCI; Director of                Newspaper publishing
                            Kearns-Tribune Corporation
                            400 Tribune Building
                            Salt Lake City, UT 84111

Paul A. Gould               Director of TCI; an Executive Vice          Investment banking services
                            President & a Managing Director of
                            Allen & Company Incorporated
                            711 5th Avenue
                            New York, New York 10022

                                                                        Principal Business or
                            Principal Occupation &                      Organization in Which such
Name                        Business Address                            Employment Is Conducted
----                        -----------------------                     --------------------------
Leo J. Hindery, Jr.         President, Chief Operating Officer &        Cable television &
                            Director of TCI                             telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

Jerome H. Kern              Vice Chairman of the Board & a              Business Consulting; Law
                            Director of TCI; Consultant; Special
                            Counsel to Baker & Botts, L.L.P.
                            5619 DTC Parkway
                            Englewood, CO 80111

Kim Magness                 Director of TCI; Business Executive         Management of various business
                            4000 E. Belleview                           enterprises
                            Englewood, CO 80111

John C. Malone              Chairman of the Board, Chief Executive      Cable television &
                            Officer & Director of TCI                   telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

Robert A. Naify             Director of TCI; President & Chief          Provider of services to the
                            Executive Officer of Todd-AO                motion picture industry
                            Corporation
                            172 Golden Gate Avenue
                            San Francisco, CA 94102

J C Sparkman                Consultant & Director of TCI                Cable television &
                            5619 DTC Parkway                            telecommunications
                            Englewood, CO 80111                         & programming services


EXECUTIVE
OFFICERS
---------

Robert R. Bennett           Executive Vice President of TCI             Cable television &
                            5619 DTC Parkway                            telecommunications
                            Englewood, CO 80111                         & programming services

Stephen M. Brett            Executive Vice President, Secretary         Cable television &
                            & General Counsel of TCI                    telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

Gary S. Howard              Executive Vice President of TCI             Cable television &
                            5619 DTC Parkway                            telecommunications
                            Englewood, CO 80111                         & programming services

Marvin L. Jones             Executive Vice President of TCI             Cable television &
                            5619 DTC Parkway                            telecommunications
                            Englewood, CO 80111                         & programming services

Ann M. Koets                Executive Vice President of                 Cable television &
                            TCI Communications, Inc.                    telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO  80111

Larry E. Romrell            Executive Vice President of TCI             Cable television &
                            5619 DTC Parkway                            telecommunications
                            Englewood, CO 80111                         & programming services

Bernard W. Schotters, II    Senior Vice President & Treasurer           Cable television &
                            of TCI                                      telecommunications
                            5619 DTC Parkway                            & programming services
                            Englewood, CO 80111

         (a)      NAME: Tele-Communications, Inc.

         (b)      PLACE OF ORGANIZATION: Delaware

         (c)      PRINCIPAL BUSINESS:

                  Tele-Communications is a diversified global telecommunications and television programming company engaged in domestic and international communications.

         (d)      BUSINESS ADDRESS:

                  Tele-Communications, Inc.
                  5619 DTC Parkway
                  Englewood, CO  80111

         (e)      CONVICTION IN A CRIMINAL PROCEEDING and

         (f)      PARTY IN AN ADMINISTRATIVE PROCEEDING:

                  During the last five years, neither TCI nor, to TCI's knowledge, any current director or executive officer of TCI listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of funds for TCI in connection with all transactions described herein is and will be working capital.

Item 4. Purpose of the Transaction.

BACKGROUND

     The Merger Offer.

     On April 15, 1998, the boards of Telewest and General Cable PLC, a public limited company incorporated under the laws of England and Wales ("General Cable"), announced that they agreed to the terms of a proposed merger. Subject to the satisfaction of certain pre-conditions, Telewest made an offer (the "Merger Offer") to holders of General Cable Ordinary Shares, par value (pound)1 per share (the "General Cable Ordinary Shares"), including holders of American Depositary Shares, each representing five General Cable Ordinary Shares (the "General Cable ADSs"), pursuant to the Offer to Purchase/Prospectus, dated June 29, 1998 of Telewest (the "Offer to Purchase") (a copy of which is filed as Exhibit (2) to this Schedule 13D) on the following basis:

        For every General Cable         1.243 new Telewest  Ordinary  Shares and
        Ordinary Share                  65 pence in cash

        For every General Cable ADS     6.215 new Telewest  Ordinary  Shares and
                                        325 pence in cash

The terms of the Merger Offer (including the pre-conditions and conditions with respect thereto) are set forth in the Offer to Purchase, which is included as Exhibit (2) to this Schedule 13D and which is incorporated herein in its entirety by reference.

     On June 28, 1998, Telewest, in order to fund the cash element of the Merger Offer, offered to issue approximately 261 million new Telewest Ordinary Shares, at a price of 92.5 pence per Telewest Ordinary Share (the "Pre-emptive Issue"), to Telewest shareholders (except for certain non-US overseas shareholders) and the holders of convertible preference shares of Telewest (which preference shares (the "Convertible Preference Shares") were owned by UAP and certain other significant shareholders of Telewest and which were each convertible into one Telewest Ordinary Share).

     In connection with the Offer to Purchase and as disclosed therein, each of Tele-Communications International, Inc. ("TINTA"), MediaOne and Cox (as defined below) undertook to take up their full entitlement for new Telewest Ordinary Shares under the Pre-emptive Issue and also undertook to subscribe for any remaining new Telewest Ordinary Shares not taken up under the Pre-emptive Issue in accordance with the terms of a subscription agreement entered into by TINTA and such other shareholders. The Merger Offer and the Pre-emptive Issue, together with various matters relating thereto, were approved by Telewest shareholders on July 28, 1998 and the Merger Offer became unconditional on September 1, 1998. Pursuant to the Operating Agreement and the Contribution Agreement, dated April 15, 1998 (the "Contribution Agreement") among TINTA, MediaOne and TW Holdings, TW Holdings agreed to acquire an additional 15,340,370 Telewest Ordinary Shares which were not taken up in the Pre-emptive Issue on behalf of each of TINTA and MediaOne (30,680,740 Telewest Ordinary Shares in total).

     Also, as stated in the Offer to Purchase, each of TINTA, MediaOne, Cox and SBC agreed to convert their entire respective holdings of Convertible Preference Shares into Telewest Ordinary Shares upon the Merger Offer becoming unconditional (September 1, 1998). This conversion occurred on September 8, 1998.

     As of the closing of the Pre-emptive Issue, the conversion of Convertible Preference Shares referenced above, and the allotment of Telewest Ordinary Shares in the Merger Offer, TINTA and TW Holdings beneficially own such number of Telewest Ordinary Shares as are described herein. As described herein, TINTA may acquire additional shares upon the exercise of certain rights granted by the Relationship Agreement described below which are triggered by the consummation of the transactions contemplated by the Letter Agreement.

THE RELATIONSHIP AGREEMENT, THE OPERATING AGREEMENT AND RELATED MATTERS

     As of April 15, 1998, in connection with the Merger Offer, TINTA, MediaOne, UK Cable, Cable Partnership, Cox Communications, Inc. and certain of its affiliates (collectively, "Cox"), certain affiliates of SBC Communications Inc. (collectively, "SBC") and Telewest entered into an Amended and Restated Relationship Agreement (the "Relationship Agreement"). The Relationship Agreement became effective as of September 1, 1998. The Relationship Agreement broadly reflects the arrangements which were already in place among Telewest, TINTA, MediaOne, Cox and SBC under the various agreements entered into at the time of flotation of Telewest in 1994 and its merger with SBC CableComms UK in 1995.

     As of September 11, 1998, UK Cable, Cable Partnership and UAP entered into an Amended and Restated Operating Agreement for TW Holdings (the "Operating Agreement"). Under the Operating Agreement beneficial ownership of 448,098,590 and 448,098,591 Telewest Ordinary Shares were transferred from MediaOne and TINTA, respectively, to TW Holdings. Pursuant to the terms of the Operating Agreement, the managing directors of TW Holdings will consist of four persons, two appointed by TINTA and two appointed by MediaOne. The managing directors will act by majority vote subject to certain exceptions requiring unanimous vote. In addition, TW Holdings is not permitted to transfer its Telewest shares, subject to certain exceptions, without unanimous vote of the managing directors. Furthermore, TW Holdings agrees to vote all its Telewest shares in favor of any candidate for director of Telewest which either TINTA or MediaOne is entitled to nominate in accordance with Telewest's Articles of Association or the Relationship Agreement.

     Pursuant to the Relationship Agreement and the Operating Agreement, TINTA and MediaOne have agreed that, on any matter requiring shareholder approval, they will vote their Telewest shares together in such manner as may be agreed by them or, in the absence of such agreement, will vote their Telewest shares together in the manner that would most likely continue the status quo without materially increasing Telewest's financial obligations or materially deviating from its approved budget and business plan. If TINTA or MediaOne, as the case may be, have a conflict of interest in any matter, they shall abstain from voting (or the Telewest shares owned by TW Holdings and attributable to them shall not be voted) and the members of the other affiliate group may vote the Telewest shares attributable to them on such matter as they deem appropriate. These voting restrictions will lapse after December 31, 1999 if TINTA or MediaOne so notifies the other party following the disposal by such other party of more than 43 million of its Telewest shares other than to an affiliate or pursuant to a Permitted Demerger (defined as certain distributions which result in an affiliate of the transferor owning 80% or more of the transferor's shares in Telewest) or with the first party's consent.

     The Relationship Agreement also provides that for so long as either TINTA or MediaOne holds 15% or more of the Telewest shares in issue, ignoring all Telewest shares issued pursuant to or for the purposes of share options, the consent of TINTA and/or MediaOne (as appropriate) must be obtained by Telewest before: (a) making any material acquisition or disposal out of the ordinary course of business; (b) incurring any borrowings or indebtedness in the nature of borrowings or granting any security interests in excess of (pound) 50 million in aggregate (excluding borrowings under facilities in place at the date the Relationship Agreement became effective and any borrowings or security interests consented to after that date); (c) allotting or issuing shares or securities convertible into shares or granting options other than pursuant to the Pre-emptive Rights described on page I-75 of the Disclosure Document of Telewest dated June 29, 1998 which is exhibit 1 hereto (the "Disclosure Document"), the Pre-emptive Issue or the conversion of Preference Shares (as defined below) or pursuant to options (depending on their terms), convertible or similar securities granted or issued before the date of the Relationship Agreement or with the necessary consents after the date on which the Relationship Agreement became unconditional and certain other exceptions; (d) appointing or removing the chief executive officer of Telewest; or (e) increasing the number of directors holding office beyond 14.

     The Relationship Agreement provides that Telewest and the shareholder groups party to the Relationship Agreement will accept a number of restrictions on their ability to extend the scope of their business.

     For the purpose of these restrictions, the following definitions set forth in the Relationship Agreement apply:

                  "Cable Telephony" means any voice or data telecommunications transmission service which operates in whole or in part by cable links to subscribers' premises, is interconnected at some point to a public switched network and is intended to serve customers in the UK.

                  "Cable Television" means any service provided to customers on a subscription or pay-per-view basis which sends sounds or visual images or both by means of cable, radio or microwave transmission systems for television reception at two or more locations, whether sent for simultaneous reception or at different times in response to subscribers' requests, including, without limitation, video-on-demand services and other interactive services and other entertainment, telecommunications and information services.

     Pursuant to the Relationship Agreement, each of TINTA and MediaOne has accepted certain non-compete obligations for so long as TINTA or MediaOne (as appropriate) has a Qualifying Interest (as defined in the Telewest Articles of Association) and for one year thereafter. Equivalent restrictions apply to SBC and Cox for so long as they have a Lesser Qualifying Interest (as defined in the Articles of Association) and for one year thereafter. The provisions restrict direct ownership of UK Cable Television and Cable Telephony assets and the acquisition of equity interests in companies with such assets, subject to certain de minimis and other exceptions, but allow TINTA, MediaOne, SBC or Cox (as appropriate) to take up an otherwise restricted opportunity in Cable Television or Cable Telephony in the United Kingdom provided that Telewest first rejects the opportunity.

     Affiliates of TINTA, MediaOne, SBC and Cox entered into "gain recognition agreements" (the "GRAs") with the US Internal Revenue Service in connection with the transfer of stock to Telewest upon its formation by merger in 1995. GRAs provide that for a specified number of years (generally, 10 years) a US person who transfers stock to a foreign corporation will be required to recognize gain, for US tax purposes, attributable to the transferred stock in the event the transferee foreign corporation disposes of the transferred stock (or all or a substantial portion of the assets of the corporation whose stock was transferred). To ensure that gain will not be triggered under the GRAs, Telewest has made certain covenants under the Relationship Agreement, restricting its ability to dispose of its assets, in favor of TINTA, MediaOne, SBC and Cox to the extent any group individually holds, or TINTA and MediaOne or SBC and Cox collectively hold, 7.5% or more of the Telewest shares.

     TINTA and MediaOne have agreed between them pursuant to the Relationship Agreement that no transfers are permitted by members of the TINTA Group (as defined in the Relationship Agreement) or the MediaOne Group (as defined in the Relationship Agreement) before December 31, 1999 other than (a) to an "Affiliate" (defined as a person controlled by, controlling or under joint control with the relevant member of the TINTA Group or the MediaOne Group) or
(b) with the written consent of the other and approval of the identity of the transferee and (if the transferee becomes a member of the TINTA Group or the MediaOne Group) the transferee agreeing to adhere to the Relationship Agreement or (c) pursuant to a Permitted Demerger (as defined in the Relationship Agreement which is exhibit 4 hereto).

     After December 31, 1999, any proposed transfers by a member of the TINTA Group or the MediaOne Group will be subject to rights of first refusal in favor of the other of MediaOne or TINTA. These provisions will not apply to (a) transfers to an Affiliate of TINTA or MediaOne or (b) a transfer pursuant to a Permitted Demerger, provided that any transferee which becomes a member of the relevant group executes a deed of adherence to the Relationship Agreement.

     The Relationship Agreement also contains buy-sell provisions as between the TINTA Group and the MediaOne Group in the event of certain changes of control. Where the TINTA Group (other than TCI) or the MediaOne Group (other than MediaOne Inc.) experiences a change of control for these purposes, the group which is unaffected by the change of control may offer to buy the shares of the affected group (or to sell its shares to the affected group) specifying a price at which it is prepared to buy or sell for these purposes or to consent to the change of control. If the unaffected group does not consent, the affected group has the right to choose whether to buy or sell at that price.

     All transfers of Telewest shares by SBC or Cox are subject to rights of first offer and rights of first refusal in favor of TINTA and MediaOne other than in respect of: (a) Public Transfers (as defined in the Relationship Agreement); (b) transfers where the shares remain controlled by SBC or Cox; (c) transfers to members of the same group or from SBC to Cox or vice versa, provided the transferee agrees to be bound by the Relationship Agreement; or (d) transfers following a general takeover offer for Telewest (whether by a third party or by SBC or Cox).

     The Operating Agreement further provides that neither TINTA nor MediaOne will transfer all or a portion of its ownership interest in TW Holdings on or before December 31, 1999 (except to affiliates and certain other exceptions) unless (a) the prior written consent of the other party is obtained, (b) the other party approves, in its sole discretion, the identity of the transferee, and (c) the transferee executes a counterpart of the Relationship Agreement. Furthermore, under the Operating Agreement, if either TINTA or MediaOne desires to transfer its ownership interest in TW Holdings to a third party, the other has a right of first refusal. In the event of a change of control of either TINTA (other than a change of control of TCI) or MediaOne (other than a change of control of MediaOne Inc.), such party must give notice thereof to the other party and provide the other party with an opportunity to either consent to the change of control or offer a price at which the responding party is either willing to sell to the notifying party the responding party's ownership interest in TW Holdings or purchase all of the notifying party's ownership interest. Each party to the Operating Agreement also agrees that if such party acquires additional shares of Telewest prior to any distribution of Telewest shares to the members of TW Holdings, the beneficial interest in such shares will be contributed to TW Holdings with a corresponding increase in such party's ownership interest in TW Holdings.

     Furthermore, as contemplated in the Merger Offer and in accordance with the Relationship Agreement, Telewest adopted revised Articles of Association (the "Articles of Association") which provide, among other things, that (a) for so long as TINTA or MediaOne holds a Qualifying Interest, such entity will be entitled to appoint two persons to the board of directors; (b) for so long as TINTA or MediaOne holds at least a Lesser Qualifying Interest, such entity will be entitled to appoint one person to the board of directors; and (c) for so long as SBC, Cox or Vivendi (as defined below) holds at least a Lesser Qualifying Interest, such entity will be entitled to appoint one person to the board of directors. The Articles of Association further provide that each committee of the board of directors of Telewest must include at least one director designated by TINTA and one director designated by MediaOne; provided that the majority of members of each committee and the chairman thereof shall be independent of TINTA and MediaOne. Furthermore, for so long as Cox, SBC and Vivendi own a Lesser Qualifying Interest, they may appoint a non-voting observer to any committee.

     Telewest has also agreed under the Relationship Agreement that the directors it appoints shall be individuals that are reasonably acceptable to MediaOne and TINTA. The agreement of TINTA and MediaOne in relation to the above matters will only be required so long as that shareholder retains a Qualifying Interest.

     Also, in connection with the Merger Offer and pursuant to a Registration Rights Agreement, dated October 3, 1995, as amended by Amendment No. 1 to Registration Rights Agreement, dated June 29, 1998 (the "Registration Rights Agreement"), Telewest has agreed that TINTA, MediaOne, SBC, Cox and Vivendi S.A., the principal stockholder of General Cable prior to the Merger Offer ("Vivendi"), will have the right, subject to certain limited exceptions, to require Telewest to include all or any portion of their Telewest shares (including those arising from a conversion of Telewest Preference Shares) in any registered offering by Telewest of Telewest shares under the US Securities Act of 1933, as amended (the "Securities Act"), or in a public offering under UK law. In addition, TINTA, MediaOne, SBC, Cox and Vivendi will have the right to cause Telewest on up to ten separate occasions (two exercisable by each of TINTA, MediaOne, SBC, Cox and Vivendi) to offer all or any part of their Telewest shares for sale in a registered offering under the Securities Act or in a public offering under UK law.

     The foregoing descriptions of the Relationship Agreement, the Operating Agreement, the Registration Rights Agreement, the Articles of Association, and the Contribution Agreement are summaries thereof and do not purport to be complete and are qualified in their entirety to the full text of the Relationship Agreement, the Operating Agreement, the Registration Rights Agreement, the Amendment No. 1 thereto, Articles of Association, and the Contribution Agreement, copies of which are Exhibits (4), (5), (6), (7), (8) and
(9) hereto and are incorporated by reference herein.


LETTER AGREEMENT

     On September 10, 1998, MediaOne International entered into a letter agreement (the "Letter Agreement") with SBUK pursuant to which, within five business days of the satisfaction of certain conditions set forth in the Letter Agreement, MediaOne International (or its designee) is required to purchase from SBUK up to 180,000,000 Telewest Ordinary Shares, subject to a minimum number (the "Minimum Share Number") equal to the lesser of (a) 170,000,000 Telewest Ordinary Shares and (b) the number of Telewest Ordinary Shares as shall be available for SBUK to sell to MediaOne International following any exercise by TINTA of its right of first refusal contained in the Relationship Agreement. TINTA has not yet determined whether it will exercise this right. The Letter Agreement further provides that the number of Telewest Ordinary Shares that SBUK will sell to MediaOne International shall be equal to the lesser of (a) such number of Telewest Ordinary Shares as when aggregated with those held by MediaOne (including its concert parties) would represent 29.9% of the voting rights of Telewest (but in no event less than the Minimum Share Number) or (b) all of the 180,000,000 Telewest Ordinary Shares or any lesser number of Telewest Ordinary Shares as shall be available for SBUK to sell following any exercise by TINTA of its right of first offer contained in the Relationship Agreement. The Telewest Ordinary Shares which MediaOne International may acquire (subject to the provisions described above) are referred to as the "SBC Sale Shares." MediaOne has represented in its Schedule 13D dated September 21, 1998, filed with the Securities and Exchange Commission (the "MediaOne Schedule 13D") that, according to the provisional figures produced in connection with the Merger Offer by J. Henry Schroder & Co., Ltd. London ("Schroders"), dated September 7, 1998, and aggregating the number of shares already treated as held by MediaOne, the number of SBC Sale Shares that MediaOne International believes that it will be entitled to acquire will be 178,077,333.

     The purchase of the SBC Sale Shares by MediaOne International is conditioned upon, among other things:

     a. (subject to Schroders first confirming to MediaOne the number of SBC Sale Shares which MediaOne is entitled to acquire and MediaOne notifying SBC of that number) either SBC providing a waiver from TINTA in respect of the SBC Sale Shares regarding the rights of first offer under clause 9.1 of the Relationship Agreement or SBC providing written notice to commence the procedures prescribed by clause 9.1 in respect of the SBC Sale Shares and once completed SBC being free to sell the SBC Sale Shares to MediaOne International Holdings upon the terms set forth in the Letter Agreement;

     b. the London Takeover and Mergers Panel (the "Panel") confirming by Friday, September 25, 1998 that should MediaOne International not acquire the whole of SBC's shareholdings in Telewest, it will not treat SBC as acting in concert with MediaOne International (such that SBC's residual shareholding would be aggregated with the shareholdings of MediaOne International and its other concert parties so as to trigger a mandatory offer requirement under Rule 9 of the City Code on Takeovers and Mergers);

     c. the Panel confirming by Friday, September 25, 1998 that MediaOne International will not be entitled or obliged to acquire any shares in the capital of Telewest the acquisition of which would trigger a mandatory offer requirement under Rule 9 of the City Code on Takeovers and Mergers; and

     d. compliance by Friday, September 25, 1998 by MediaOne International with all applicable US legal requirements including, without limitation, applicable United States Federal and State securities laws.

     If TINTA decides to exercise its right of first refusal pursuant to the Relationship Agreement, SBUK must enter into negotiations with TINTA and MediaOne to determine a price and proportion for the sale of such shares to TINTA and MediaOne. TINTA has not yet decided whether it will exercise or waive such right.

     The foregoing description of the Letter Agreement is a summary thereof and does not purport to be complete. The full text of the Letter Agreement is attached hereto as Exhibit (10) and in incorporated herein by reference.

     Subject to the restrictions contained in the Operating Agreement, the Relationship Agreement and the Articles of Association, TCI may acquire additional Telewest Ordinary Shares or dispose of Telewest Ordinary Shares at any time and from time to time through open market transactions, privately negotiated transactions or otherwise, the effect of which could have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. It should be noted that there are no assurances that TCI would engage in any such transaction.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As of consummation of the Pre-emptive Issue, the conversion referred to above and the Merger Offer, TCI and its affiliates beneficially owned 463,438,961 Telewest Ordinary Shares or 20.06% of the outstanding Telewest Ordinary Shares. According to the MediaOne Schedule 13D, MediaOne beneficially owns 463,438,960 Ordinary Shares or 20.06% of the outstanding Telewest Ordinary Shares, and of those 463,438,960 shares, 409,009,895 shares and 39,088,695 shares are held of record by UK Cable and Cable Partnership, respectively, and 15,340,370 shares are held of record by TW Holdings. The 15,340,370 shares held of record by TW Holdings are attributed to TCI due to its 50% interest in TW Holdings, its right to have those shares distributed to TCI and certain other voting arrangements discussed above with respect thereto. All of the shares beneficially owned by both TINTA and MediaOne are beneficially owned by TW Holdings, which in turn is owned 50% by TINTA and 50% by MediaOne. The filing of this Schedule 13D shall not be construed as an admission by TCI that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Telewest Ordinary Shares beneficially owned by MediaOne.

     To the best knowledge of TCI, no Telewest Ordinary Shares are beneficially owned by any of the persons set forth in Item 2 - "Directors, Executive Officers and Controlling Persons of Tele-Communications, Inc.," except for such beneficial ownership, if any, arising solely from the Relationship Agreement and Operating Agreement or in such person's capacity as an officer or director of TCI.

     (c) Neither TCI nor, to the best knowledge of TCI, any person set forth in the "Directors and Executive Officers and Controlling Persons of
Tele-Communications, Inc." portion of Item 2, has effected any transaction in Telewest Ordinary Shares during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     If Telewest intends to issue shares or other securities convertible into or exchangeable for shares or having voting rights and such issuance would reduce the shares owned by the TINTA Group, the MediaOne Group, TW Holdings or the Cox Group (as defined in the Relationship Agreement) below the applicable Percentage Ownership (as defined in the Relationship Agreement), Telewest is required to give notice to those shareholders if they meet the share ownership thresholds established by the Relationship Agreement prior to such issuance. Each such shareholder then has the right to subscribe for that number of shares which will prevent dilution of its shareholding below certain percentages stated in the Relationship Agreement.

     Other than as described in Items 4 and 5 above and in the preceding paragraph, to the best knowledge of TCI there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.          Description

     (1)  Disclosure Document of Telewest, dated June 29, 1998. (A)

     (2)  Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (A)

     (3)  Prospectus Supplement issued by Telewest dated August 20, 1998. (B)

     (4) Amended and Restated Relationship Agreement, made as of April 15, 1998, between MediaOne International Holdings, Inc., MediaOne UK Cable, Inc., MediaOne Cable Partnership Holdings, Inc., Tele-Communications International, Inc., United Artists Programming-Europe, Inc., Cox Communications, Inc., Cox U.K. Communications, L.P., SBC International, Inc., Southwestern Bell International Holdings (UK-1) Corporation and Telewest Communications plc. (A)

     (5) Form of Amended and Restated Operating Agreement of TW Holdings, L.L.C. (C)

     (6) Registration Rights Agreement, dated October 3, 1995, among Telewest and the other parties references therein. (Incorporated by reference to Telewest's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

     (7) Form of Amendment No. 1 to the Registration Rights Agreement, dated as of June 29, 1998, among Telewest and the other parties referenced therein. (A)

     (8)  Form of amended and restated Articles of Association of Telewest. (A)

     (9) Form of Contribution Agreement among United Artists Programming - Europe, Inc. and the other parties thereto. (C)

     (10) Letter   Agreement,   dated  September  10,  1998,   between  MediaOne
          International Holdings, Inc. and Southwestern Bell International Holdings (UK-1) Corporation. (C)

-------------------------

(A) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).

(B) Incorporated by reference to Amendment No. 4 to the Schedule 14D-1 filed by Telewest and others with respect to General Cable on August 21, 1998.

(C)  Filed herewith.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 1998

                             TELE-COMMUNICATIONS, INC.

                             By:
                                     /s/ Stephen M. Brett
                                    Name:  Stephen M. Brett
                                    Title  Executive Vice President/Secretary

                                  EXHIBIT INDEX

Exhibit No.          Description

     (1)  Disclosure Document of Telewest, dated June 29, 1998. (A)

     (2)  Offer to Purchase/Prospectus of Telewest, dated June 29, 1998. (A)

     (3)  Prospectus Supplement issued by Telewest dated August 20, 1998. (B)

     (4) Amended and Restated Relationship Agreement, made as of April 15, 1998, between MediaOne International Holdings, Inc., MediaOne UK Cable, Inc., MediaOne Cable Partnership Holdings, Inc., Tele-Communications International, Inc., United Artists Programming-Europe, Inc., Cox Communications, Inc., Cox U.K. Communications, L.P., SBC International, Inc., Southwestern Bell International Holdings (UK-1) Corporation and Telewest Communications plc. (A)

     (5) Form of Amended and Restated Operating Agreement of TW Holdings, L.L.C. (C)

     (6) Registration Rights Agreement, dated October 3, 1995, among Telewest and the other parties references therein. (Incorporated by reference to Telewest's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

     (7) Form of Amendment No. 1 to the Registration Rights Agreement, dated as of June 29, 1998, among Telewest and the other parties referenced therein. (A)

     (8)  Form of amended and restated Articles of Association of Telewest. (A)

     (9) Form of Contribution Agreement among United Artists Programming - Europe, Inc. and the other parties thereto. (C)

     (10) Letter   Agreement,   dated  September  10,  1998,   between  MediaOne
          International Holdings, Inc. and Southwestern Bell International Holdings (UK-1) Corporation. (C)

-------------------------

(A) Incorporated by reference to the Registration Statement on form S-4 of Telewest (File No. 333-90201).

(B) Incorporated by reference to Amendment No. 4 to the Schedule 14D-1 filed by Telewest and MediaOne (among others) with respect to General Cable on August 21, 1998.

(C)  Filed herewith.